Exhibit 99.1

Scorpio Tankers Inc. Announces Second Quarter 2017 Earnings Release Date

MONACO, Aug. 14, 2017 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announced today that it will release its second quarter 2017 earnings before the market open on Monday September 18, 2017 as a result of the pending merger with Navig8 Product Tankers Inc (“NPTI”).  The Company will also host a conference call on September 18, 2017.  The conference call details will be sent out at a later date.

On May 23, 2017, the Company announced that it had entered into definitive agreements to merge with NPTI (the “Merger”).  In conjunction with the Merger, the Company agreed to purchase four subsidiaries of NPTI, each of which owned an LR1 tanker (the “LR1 Vessels”), and on June 14, 2017, the Company completed the purchase of the entities that own the LR1 Vessels.

The Merger is expected to close in the third quarter of 2017 and is subject to the completion of certain customary conditions, including without limitation, the approval of the Merger by holders of a majority of the outstanding shares of common stock of NPTI and the listing on the New York Stock Exchange of the Company’s shares to be issued as consideration in the Merger.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers currently owns 82 product tankers (23 LR2, four LR1, 41 MR and 14 Handymax tankers) with an average age of 2.5 years and time or bareboat charters-in 20 product tankers (two LR2s, nine MRs and nine Handymax tankers). Scorpio Tankers has contracted for four newbuilding MR product tankers, which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. The Company has also entered into a merger agreement with NPTI to acquire 23 product tankers (eight LR1 and 15 LR2 tankers), which is expected to close during the third quarter of 2017.  Additional information about Scorpio Tankers is available at Scorpio Tankers’ website www.scorpiotankers.com, which is not a part of this press release.

About Navig8 Product Tankers Inc

NPTI is a Marshall Islands corporation formed for the purpose of acquiring and operating LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international product tanker market. Following the sale of 4 LR1 tankers to Scorpio Tankers, NPTI currently has a fleet of 23 eco-design product tankers (15 LR2 and 8 LR1 tankers). These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of NPTI’s vessels are operated in pools managed by the Navig8 Group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Scorpio Tankers to successfully complete the proposed merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, risks relating to the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.

212-542-1616